Exhibit 99.1

SuperX Announces Establishment of U.S. Subsidiary to Accelerate Global AI Strategy and Deepen Silicon Valley Collaboration

New Silicon Valley-based entity, SuperX AI Technology USA, will serve as a hub for joint R&D, integrated solution design, and U.S. market expansion, strengthening ties with key technology partners.

SINGAPORE, September 24, 2025 — Super X AI Technology Limited (NASDAQ: SUPX) (“the Company” or “SuperX”) today announced that on September 18, 2025, it established a wholly-owned U.S. subsidiary, SuperX AI Technology USA. The new entity, incorporated in the State of Nevada, will be headquartered in Silicon Valley, California. This strategic location will position the Company within the heart of the world's leading technology ecosystem. The U.S. subsidiary is expected to be operational by Q4 2025.

The formation of the U.S. subsidiary is a pivotal step in SuperX's global expansion strategy and a key component of its initiative to build a worldwide network of technology partners. The Silicon Valley office will serve as a North American hub for co-innovation, allowing SuperX to work more closely with its U.S. partners on joint research, development, and the integrated design of full-stack AI solutions. This U.S. presence will complement the Company's existing operations in Asia, creating a powerful, interconnected global framework for developing and deploying next-generation AI solutions.

The primary objectives for the U.S. subsidiary include:

●	Driving Joint Innovation through Integrated Solution Design: Creating a center for the holistic design of full-stack AI infrastructure. This U.S. hub will facilitate joint engineering efforts with partners on various critical components—including AI servers, liquid cooling systems, HVDC power solutions, and networking fabrics—ensuring they are co-optimized with software and management platforms to deliver maximum performance and efficiency as a unified solution.

●	Expanding the Global Partner Ecosystem: Leveraging the Silicon Valley presence to identify and cultivate new strategic alliances, expanding SuperX’s global network of hardware, software, and channel partners.

●	Engaging the Capital Markets: Enhancing investor relations and support to increase visibility and engagement with the U.S. community.

This strategic move underscores the Company's commitment to building a global R&D and partnership footprint. By embedding itself within the Silicon Valley ecosystem, SuperX aims to create a more agile and responsive framework for co-developing cutting-edge, full-stack AI infrastructure solutions that are tightly integrated with the latest advancements from its partners around the world.

About Super X AI Technology Limited (NASDAQ: SUPX)

Super X AI Technology Limited is an AI infrastructure solutions provider, and through its wholly-owned subsidiaries in Singapore, SuperX Industries Pte. Ltd. and SuperX AI Pte. Ltd., offers a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, High-Voltage Direct Current (HVDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Forward-Looking Statements:

Certain statements in this announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this announcement are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended June 30, 2024, filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 7, 2024, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Contact Information

Product Inquiries: sales@superx.sg

Investor Relation: ir@superx.sg

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